(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number 001-13815 CUSIP Number 86787D208

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sunterra Corporation

Full Name of Registrant:

N/A

Former Name if Applicable:

3865 West Cheyenne Avenue

Address of Principal Executive Office (street and number):

North Las Vegas, Nevada 89032

City, State and Zip code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Sunterra Corporation (the “Company”) is unable to file its quarterly report on Form 10-Q for the period ended December 31, 2005 within the time period prescribed for such report without unreasonable effort or expense. The Company is finalizing certain technical issues associated with the adoption of SFAS No. 152, Accounting for Real Estate Timesharing Transactions, which became effective on October 1, 2005 for the Company. The Company expects to have finalized documents within the time frame granted for filing the Company’s report on Form 10-Q by Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven E. West, CFO (Name)	(702) (Area Code)	804-8600 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

With the exception of a significant cumulative effect of change in accounting principle charge related to the adoption of SFAS No. 152 during the three months ended December 31, 2005, the expected results of operations will be comparable to those reported for the three months ended December 31, 2004.

Statements about future results and plans made in this release and the statements attached hereto constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The company cautions that these statements are not guarantees of future performance, and involve risks and uncertainties and other factors that may cause results to differ materially from those anticipated at the time such statements are made. Future results, performance and achievements may be affected by our ability to successfully implement the cost reduction and marketing plans of our European operations, general economic conditions, including a global economic downturn, the impact of war and terrorist activity, business and financing conditions, foreign exchange fluctuations, governmental and regulatory actions, the cyclicality of the vacation ownership industry, relationships with key employees, domestic and international political and geopolitical conditions, competition, downturns in leisure travel patterns, risk associated with the level and structure of our indebtedness, risk associated with potential acquisitions and dispositions, and other circumstances and uncertainties. These risks and uncertainties are presented in detail in our filings with the Securities and Exchange Commission, including our most recent annual report on Form 10-K. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that results will not materially differ. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Sunterra Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 9, 2006	SUNTERRA CORPORATION

		By:	/s/ STEVEN E. WEST
		Name:	Steven E. West
		Title:	Chief Financial Officer

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